NO ACT

PE 12-23-08



DIVISION OF CORPORATION FINANCE



09004178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Received SEC

FEB 17 2009

Washington, DC 20549

February 17, 2009

Andrew Bor
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-17-09

Re: Fisher Communications, Inc.
Incoming letter dated December 23, 2008

Dear Mr. Bor:

This is in response to your letters dated December 23, 2008 and January 13, 2009 concerning the shareholder proposal submitted to Fisher Communications by GAMCO Asset Management Inc. We also have received a letter from the proponent dated December 30, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Peter D. Goldstein
Director of Regulatory Affairs
GAMCO Asset Management Inc.
One Corporate Center
Rye, NY 10580-1435-1422

February 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fisher Communications, Inc.
Incoming letter dated December 23, 2008

The proposal would amend the bylaws to provide that any decision by the company to acquire an operating business for consideration exceeding $25 million requires a majority vote of the company's shareholders and that the amended bylaw may only be amended or repealed by a majority vote of the company's shareholders.

We are unable to concur in your view that Fisher Communications may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Fisher Communications may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Fisher Communications may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Fisher Communications may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Fisher Communications has met its burden of establishing that Fisher Communications may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Fisher Communications may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

January 13, 2009

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by GAMCO Asset Management Inc. for Inclusion in the Fisher Communications, Inc. 2009 Proxy Statement

Dear Sir or Madam:

By letter dated December 23, 2008 (attached as Exhibit A), Fisher Communications, Inc. (the "**Company**") respectfully requested the concurrence of the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal submitted by GAMCO Asset Management Inc. (the "**Proponent**") from the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting of Shareholders. The Proponent has copied the Company on a letter to the Commission dated December 30, 2008 (the "**December 30 Letter**") (attached as Exhibit B), in which it responds to the Company's no-action letter request.

The Proponent's proposal provides for amendment of the Company's bylaws to require shareholder approval of "*any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million.*"

The purpose of this letter is to clarify a point of Washington law discussed in the Proponent's December 30 Letter and relevant to the Company's no-action letter request. In the Proponent's December 30 Letter, the Proponent asserts that Washington Business Corporation Act ("**WBCA**") 23B.11.030 "provides for shareholder approval of mergers and share exchanges" and, citing to the same section, asserts that "Washington law recognizes that such merger and acquisition transactions are proper subjects of shareholder voting." It is important to clarify that WBCA 23B.11.030 provides for shareholder approval of only certain mergers and share exchanges, none of which are consistent with the type of transactions covered by the Proponent's proposal. Specifically:

- Only companies whose shares will be acquired in a share exchange are required to submit the share exchange for shareholder approval.

- With respect to mergers, WBCA 23B.11.030(7) provides that no shareholder approval is required by shareholders of a surviving company if:

> (a) The articles of incorporation of the surviving corporation will not differ . . . from its articles of incorporation before the merger;
>
> (b) Each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger;
>
> (c) The number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number of voting shares of the surviving corporation authorized by its articles of incorporation immediately before the merger; and
>
> (d) The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number of participating shares authorized by its articles of incorporation immediately before the merger.

Furthermore, while WBCA 23B.12.020 requires shareholder approval of a sale of all, or substantially all, of a company's assets otherwise than in the usual and regular course of business, there is no similar requirement under Washington law for a company's acquisition of assets.

Accordingly, the Proponent's proposal for shareholder approval of ordinary business acquisitions goes far beyond the parameters of Washington law. Washington law provides customary protection for shareholders in the case of extraordinary, transformational transactions. The transactions covered by the Proponent's proposal are not the types of transactions that the Washington Legislature deemed appropriate for shareholder action. The clear intent of the Washington Legislature is that approval of ordinary acquisitions should remain within the purview of a company's board of directors.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, and Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov. The Proponent is being copied on such email. Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter and all of its attachments via overnight courier to the Proponent.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at (206) 359-8577.

Very truly yours,



Andrew Bor

Enclosures

cc: Peter D. Goldstein, GAMCO Asset Management Inc.
Christopher J. Bellavia, Fisher Communications, Inc.

EXHIBIT A

TO

JANUARY 13, 2009 LETTER



Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 23, 2008

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Shareholder Approval of Company Acquisitions Submitted by GAMCO Asset Management Inc. for Inclusion in the Fisher Communications Inc. 2009 Proxy Statement

Dear Sir or Madam:

We are counsel to Fisher Communications Inc., a Washington corporation ("***Company***"). On November 22, 2008, the Company received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from GAMCO Asset Management Inc. (the "***Proponent***" or "***GAMCO***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting of Shareholders (the "***2009 Proxy Statement***"). The Proposal is attached to this letter as ***Exhibit A***.

The purpose of this letter is to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude the Proposal from the 2009 Proxy Statement and form of proxy (the "***2009 Proxy Materials***"). On behalf of the Company, we hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company excludes the Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov. The Proponent is being copied on such email. Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter and all of its attachments via overnight courier to the Proponent as notice of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company presently intends to file the definitive 2009 Proxy Materials on or about March 23, 2009, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file the definitive 2009 Proxy Materials with the Commission.

Please fax any response by the Staff to this letter to my attention at (206) 359-9577 and to the attention of Mr. Peter D. Goldstein, Director of Regulatory Affairs of the Proponent, at (914) 921-5384.

The Proposal

The Proposal relates to the amendment of the Company's bylaws to require shareholder approval of certain transactions by the Company. The Proposal states, in relevant part:

> *RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.*

Analysis of Bases for Exclusion

The Proposal May Be Omitted Under Rule 14a-8(i)(1) and (2) Because It Would Cause the Company to Violate State Law and Is Therefore Not a Proper Subject for Action by Shareholders

The Proposal, if adopted by the Company's shareholders, would be invalid under Washington Business Corporation Act ("***WBCA***") 23B.08.010(2) because it improperly abdicates to shareholders the duties of the Company's Board of Directors (the "***Board of Directors***") to manage the business and affairs of the Company. Accordingly, the Proposal violates applicable law and is not a proper subject for action by the Company's shareholders. For the following reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(1) and (2).

Rule 14a-8(i)(1) permits exclusion where a shareholder proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits exclusion where a shareholder proposal would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As a Washington corporation, the Company is subject to the Washington Business Corporation Act. WBCA 23B.08.010(2) states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Under WBCA 23B.08.300(1)(c), in carrying out his or her vested powers and responsibilities, a director of a Washington corporation has a duty to act "[i]n a manner the director reasonably believes to be in the best interests of the corporation." The Proposal, if passed, would require shareholder approval of any transaction by which the Company would acquire an operating business for consideration in excess of $25 million. This shareholder approval requirement would severely limit or even prevent the Board of Directors from exercising its full managerial powers established under WBCA 23B.08.010(2) and from fully discharging its duty to act in a manner it believes to be in the best interests of the Company, as required by WBCA 23B.08.300(1)(c). Acting in the best interests of the Company, the Board of Directors periodically considers transactions with a variety of persons and entities. The Proposal, if passed, could severely limit or prevent the Board of Directors from fully discharging its duty to manage the business affairs of the Company and act in a manner it believes to be in the best interests of the Company. Three examples of ways in which the Board of Directors would be prevented from fulfilling these duties include:

- The number of persons and entities willing to enter into negotiations for an acquisition transaction with the Company may be reduced or the terms of any potential deal may be changed to the Company's disadvantage. Prospective sellers will be reluctant to negotiate with the Company if any "final" deal reached with the Board of Directors is merely tentative, and will require further approval by shareholders. Some prospective sellers, particularly those in fragile financial positions, may be concerned that any announced deal will highlight their poor financial situation and put them in a weak negotiating position with other potential buyers if the deal does not pass subsequent approval by the Company's shareholders. As a result, some sellers may either refuse to negotiate with the Company if they cannot obtain assurance as to the final approval of the deal reached with the Company, or require the Company to bid materially higher for an acquisition to compensate the seller for the risk of having shareholders reject the acquisition.

- The swiftness with which the Board of Directors can act on a potential acquisition or transaction will be limited. It is not unusual for a board of directors to be presented with a limited-time acquisition opportunity or an acquisition at a limited-time price. Similarly, buyers often bid against other companies on a particular acquisition and must quickly make binding decisions about price or risk losing a potentially profitable deal. By requiring the Board of Directors to seek shareholder approval before making binding commitments on transactions, the Board of Directors may be forced to either forgo transactions that its duty to act in the best interest of the Company would require it to pursue, or compensate the seller in some way for the added delay.

- Important decisions about strategic investments will rest in the hands of those who have no duty to be informed. WBCA § 23B.08.300(1)(b) requires that directors act "[w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances." In practice, this requires the Board of Directors to be informed about—and involved in—the financial affairs of the Company. Shareholders, however, would have no parallel duty to inform themselves about the affairs of the Company before voting on a proposed acquisition. By giving shareholders the ability to approve or reject an acquisition transaction, the Board of Directors would be abdicating its affirmative duty to manage the business of the Company and potentially violating its duty of care by putting important decisions in the hands of those who do not necessarily have all the information needed to make decisions about what is best for the Company.

Because the Proposal would unlawfully abdicate to shareholders the duties of the Board of Directors to manage the affairs of the Company, the proposed bylaw is impermissible under Washington law and, consequently, not a proper subject for action by shareholders. *See* Legal Opinion of Perkins Coie LLP, at ***Exhibit B***.

The Proposal May Be Omitted Under Rule 14a-8(i)(7) as Relating to the Conduct of the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) provides a basis for the exclusion of proposals that deal "with a matter relating to the company's ordinary business operations." In its 1998 Release, Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission describes the policy underlying the ordinary business exclusion of Rule 14a-8(i)(7) as resting on two central considerations. The first relates to the subject matter of the proposal, and the Commission specifically states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration noted by the Commission "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission further noted that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." *Id.*

The Company believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Proposal deals with matters that go to the heart of the ordinary business operations of a corporation (acquisition and investment decisions) and because there are no significant social and corporate policy issues raised by the Proposal that would warrant shareholder approval.

Exclusion of the Proposal under Rule 14a-8(i)(7) is consistent with the policy considerations expressed by the Commission in the 1998 Release because acquisition transactions are often very complex matters on which shareholders, as a group, would not be in a position to make an informed judgment. A company's management and board of directors conduct extensive due diligence and research of a potential target company when contemplating an acquisition. Much of the information used in the analysis of whether a proposed acquisition transaction would be in the best interests of the acquiring company is financial or operational information about the potential target company that is subject to confidentiality agreements between the parties. If required to submit a proposed acquisition transaction to shareholders for approval, the Company would not be able to fully disclose to shareholders the information and analysis used by the Company in recommending approval of the transaction. Accordingly, shareholders would be asked to vote on a complex acquisition transaction by the Company without being in a position to make an informed judgment about the merits of the transaction.

Moreover, the power to make decisions about the way in which a company invests its resources (e.g., through acquisition of—or transactions with—other companies) is fundamental to the operations of any corporation. The Staff has previously found that proposals relating to investment strategies are within the conduct of a company's ordinary business operations and are therefore excludable. *See Gen. Dynamics Corp.* (Mar. 23, 2000) (proposal requesting that the company obtain precious metals without relinquishing its current cash and mineral resources); *Sempra Energy* (Feb. 7, 2000) (proposal seeking to mandate utility investments); *California Real Estate Inv. Trust* (July 6, 1988) (proposal that dictated the strategy for acquiring real estate). Additionally, the Staff has found that proposals that seek to limit the discretion of boards of directors in making acquisitions can be excluded. *See Gen. Motors Corp.* (Mar. 31, 1988) (proposal to require the board to re-deploy assets); *Sears Roebuck & Co.* (Mar. 10, 1987) (proposal that limited acquisitions to those that would "decidedly enhance shareholder equity"). Similarly, the Proposal is excludable because it seeks to effectively control investment decisions that are within the conduct of the Company's ordinary business operations properly under the purview of the Board of Directors.

Additionally, the fact that the Proposal is in the form of a bylaw amendment should not change the analysis under Rule 14a-8(i)(7). The Staff has rejected the claim that using a bylaw amendment transforms an ordinary business matter into a proper shareholder business matter. *See Shiva Corp.* (Mar. 10, 1998; May 1, 1998) (proposal for a bylaw amendment restricting repricing of outstanding stock options without approval of shareholders). Moreover, the Staff has, on multiple occasions, allowed the exclusion of shareholder proposals under Rule 14a-8(i)(7) despite the fact that the proposal took the form of a bylaw amendment. *See LTV Corp.* (Nov. 26, 1998) (proposal for a bylaw amendment requiring the company to disclose certain information about the company's auditors in the company's financial statement footnotes); *Walt Disney Co.* (Nov. 4, 1997) (proposal for a bylaw amendment restricting the company's affiliation with movies not rated G or PG-13).

The Company is aware that the Staff has taken contrary positions with respect to similar proposals submitted to *Wellman, Inc.* (Mar. 6, 1991) and to *Bell Atlantic Corp.* (Jan. 14, 1992, reconsidered on February 25, 1992). However, the Company respectfully submits that the Staff reconsider its position in *Wellman* and *Bell Atlantic* and apply the ordinary business exclusion in the context of acquisition transactions in a manner that is more consistent with the policies underlying the ordinary business exclusion cited in the 1998 Release and in a manner consistent with the Staff's more recent decisions on proposals relating to a company's investment strategies, both as set forth above.

* * * * *

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials and requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2009 Proxy Materials.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at 206-359-8577

Very truly yours,



Andrew Bor

Enclosures

cc: Peter D. Goldstein, GAMCO Asset Management Inc.
Christopher J. Bellavia, Fisher Communications, Inc.

EXHIBIT A

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com


RESEARCH

GAMCO Asset Management Inc.

November 20, 2008

NOV 2 2 2008

Via Overnight Delivery and
First Class Mail

S. Mae Fujita Numata
Senior Vice President, Chief Financial Officer and Corporate Secretary
Fisher Communications, Inc.
100 4th Avenue North
Suite 510
Seattle, WA 98109

Re: *Shareholder Proposal*

Dear Ms. Numata:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Fisher Communications, Inc. ("Fisher") include the proposal in its proxy statement for the 2009 annual meeting. GAMCO is proposing that shareholders be asked to vote on a resolution that the By-Laws of Fisher be amended to provide that any decision by Fisher to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Fisher would acquire an operating business, and for which the consideration paid by Fisher would exceed $25 million, requires a majority vote of the shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of Fisher's shareholders.

Currently, GAMCO beneficially owns approximately 1,320,749 shares of Fisher common stock. GAMCO has continuously held at least $2,000 in market value or 1% of the outstanding common stock of Fisher entitled to vote on this proposal at the meeting for at least one year as of the date hereof. Attached as Exhibit A are Amendments 17 through 26 to the Schedule 13D filed on behalf of GAMCO. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock of Fisher since prior to November 20, 2007. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. Moreover, copies have been provided to you when these filings have been made by GAMCO.

I have enclosed an affidavit on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock from prior to November 20, 2007 to the present. It also attests that GAMCO intends to continue beneficial ownership of such securities through the date on which Fisher holds its 2009 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

By so voting to amend the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the vote of a majority of the Company's shareholders. We urge you to vote to amend the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Affidavit of Douglas R. Jamieson

STATE OF NEW YORK)
) ss.:
COUNTY OF WESTCHESTER)

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Fisher Communications, Inc. ("Fisher") for Fisher's 2009 annual meeting.

2. GAMCO is an SEC-registered investment adviser and has been the beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Fisher throughout the period since prior to November 20, 2007, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Fisher's 2009 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



Douglas R. Jamieson

Sworn to before me this
20th day of November 2008.



Notary Public


Notary Public - State of New York
Qualified in Westchester County
My Commission Expires

EXHIBIT B



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 23, 2008

Board of Directors
Fisher Communications, Inc.
100 4th Avenue North
Seattle, WA 98109

Re: Proposal to Require Shareholder Approval for Acquisitions Over $25 Million

Ladies and Gentlemen:

We have acted as counsel to Fisher Communications, Inc., a Washington corporation (the "Company"), in connection with a shareholder proposal (the "Proposal") that has been presented for consideration at the Company's 2009 Annual Meeting of Shareholders. We are rendering this opinion letter at your request as to certain matters of Washington law relating to the Proposal.

The Proposal provides, in relevant part:

> RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

A. Documents and Matters Examined

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, records, certificates and statements of government officials, corporate officers, and other representatives of the persons referred to therein, and such other instruments as we have deemed relevant or necessary as the basis for the opinions herein expressed, including the following:

A-1 The Company's Articles of Incorporation, as amended through March 8, 2001;

A-2 The Company's Bylaws, as amended through April 26, 2007; and

A-3 The Proposal.

B. Assumptions

For purposes of this opinion letter, we have relied, without investigation, upon the following assumptions:

B-1 Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine.

B-2 Each document submitted to us for review has not been and will not be altered or amended in any respect material to our opinions as expressed herein.

B-3 All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible.

B-4 The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

C. Opinion

You requested our opinion as to whether implementation of the Proposal would violate Washington law. Based upon the foregoing examinations and assumptions and subject to the exclusions stated below, we are of the opinion that implementation of the Proposal could be vulnerable to challenge for disabling the Company's Board of Directors (the "Board") from effectively exercising its statutory duties.

<u>Discussion</u>

No Washington court has examined the ability of the board of directors of a Washington corporation to abdicate to shareholders its affirmative duty to manage the business and affairs of the corporation specifically in the context of approving acquisition transactions by the corporation. In our view, a Washington court, examining the question as a matter of first impression, would look first to Washington statutes and case law that define the role, responsibilities and duties of directors, and then to case law in other Model Act states and in Delaware that interpret language similar to the relevant Washington statutes. In such an inquiry, we believe that a Washington court would be strongly influenced by the decisions of Delaware courts (which are consistent with Washington case law on the role of directors generally).

1. Washington Law

Washington statutes and case law vest broad power and authority in the board of directors of a business corporation. Pursuant to RCW 23B.08.010(2), "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Washington case law also describes a clear separation between the role of the board of directors and that of the shareholders, establishing the principle that the power of shareholders to influence corporate affairs resides primarily in their ability to elect directors. In *Tretheway v. Green River Gorge, Inc.*, 136 P.2d 999, 1010-11 (Wash. 1943), the Washington Supreme Court noted that "[t]he power of management of the corporate affairs . . . is vested primarily in the board of directors and not in the stockholders" and that "[a]lthough a majority stockholder has the ultimate power to dictate the business policy of a corporation and to control its business affairs, he can exercise the power only through his ability to elect directors who will carry out his wishes and instructions." Consistent with RCW 23B.08.010(2), Article 3.1 of the Company's Bylaws states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board."

In exercising this broad, statutorily granted authority—with respect to decisions on acquisition transactions or otherwise—directors of a Washington corporation must comply with their duties as directors. RCW 23B.08.300(1) provides that directors are required to discharge their duties according to the following basic standards: "(a) [i]n good faith; (b) [w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) [i]n a manner the director reasonably believes to be in the best interests of the corporation."

Although there is no case law in Washington directly addressing the ability of the board of directors of a Washington corporation to abdicate to shareholders its affirmative duty under RCW 23B.08.010(2) to manage the business and affairs of the company in the context of approving acquisition transactions by the company, we believe that the broad authority of the board of directors set forth in RCW 23B.08.010(2) and the Washington case law separating the role of the board of directors and the role of shareholders, stand as strong statements that the board of directors of a Washington corporation, not the shareholders, has the primary authority and responsibility to manage the affairs of the company, including approving acquisition transactions that the board of directors believes are in the best interests of the company.

2. Other Model Act States and Delaware

In addition to the Washington statutes and cases discussed above, a Washington court asked to rule on the ability of a board of directors to abdicate its affirmative duty to manage the business and affairs of the company in the context of approving acquisition transactions is likely to look to precedent in other Model Act states and in Delaware. *See, e.g., Scott v. Trans-System, Inc.*, 64 P.3d 1 (Wash. 2003) (looking to Model Act comments as well as decisions in New York and Oregon for guidance in defining "oppressive" under RCW 23B.14.300, dealing with judicial dissolution of a corporation due to the actions of directors); *McCormick v. Dunn & Black, P.S.*, 167 P.3d 610 (Wash. Ct. App. 2007) (looking to decisions in Florida and Arizona in interpreting the duty to redeem shares of a terminated corporate employee); *Noble v. Lubrin*, 60 P.3d 1224 (Wash. Ct. App. 2003) (looking to decisions in Delaware for guidance in interpreting corporate opportunity doctrine); *Matthew G. Norton Co. v. Smyth*, 51 P.3d 159 (Wash. Ct. App. 2002) (looking to official comments to RCW as well as decisions in Delaware, Georgia, Illinois, Kentucky, New Jersey and Ohio for guidance in defining "fair value" under RCW Section 23B.13.300); *Robblee v. Robblee*, 841 P.2d 1289 (Wash. Ct. App. 1992) (looking to decisions in Oregon, Maine, Minnesota, California and Delaware for guidance in interpreting "value" under RCW Section 23B.13.020). Accordingly, we have examined the law in other states that have adopted statutes similar to RCW 23B.08.010(2), which defines the role of directors. Delaware has, by far, the largest and most comprehensive body of law regarding this issue. As a result, we believe that a Washington court would likely be significantly influenced by the reasoning in the relevant Delaware cases discussed below.

Section 141(a) of the Delaware General Corporation Law ("DGCL") uses language similar to that of RCW 23B.08.010(2) in describing the role of directors: "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Delaware courts have consistently held that neither the affirmative duty to manage the business and affairs of a corporation imposed by DGCL Section 141(a) nor the duties of directors to act in the best interest of the corporation and its stockholders may be delegated to others or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); *Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 51 (Del. 1994) (holding that a contract that "purports to require [a] board to act or not act in such a fashion as to limit the exercise of fiduciary duties . . . is invalid and unenforceable"); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291-92 (Del. 1988) (holding that the "delayed redemption provision" in a poison pill rights plan would "impermissibly deprive any newly elected board of . . . its statutory authority to manage the corporation under 8 *Del. C.* § 141(a)" and "restricts the board's power in an area of fundamental importance to the shareholders—negotiating a possible sale of the corporation"); *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980), *rev'd on other grounds sub nom. Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981) (holding that "the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation" and that "[t]he directors, not the stockholders, are the managers of the business affairs of the corporation"). Delaware courts also have ruled that directors may not delegate their duties specifically to shareholders. *See, e.g., Paramount Commc'ns, Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989) ("The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.").

As described in *Norte & Co. v. Manor Healthcare Corp.*, C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted), the rationale for this policy is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Very recently, the Delaware Supreme Court reaffirmed this delegation principle in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). AFSCME sought to include a shareholder proposal in CA, Inc.'s proxy materials that would have required the directors to reimburse expenses for contested director elections. The court, responding to a certification from the Securities and Exchange Commission, held that the proposed bylaw amendment would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not, in our view, legally matter." *Id.* at 239. The court emphasized that even though the proposal gave CA, Inc.'s directors discretion to determine what amount of reimbursement would be reasonable, the bylaw was still invalid because it "contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." *Id.* at 240. In other words, the power to decide whether or not to reimburse expenses cannot be delegated under DGCL Section 141(a) even though that delegation may be approved by the shareholders and even though the amendment may not remove all discretion from the board of directors.

3. Conclusion

In our view, a Washington court should conclude that the failure to preserve in the Board the full managerial power to exercise its collective best judgment on behalf of the shareholders by abdicating to shareholders final decisions as to potential company acquisition transactions is inconsistent with Washington law. A bylaw amendment that requires shareholder approval for certain acquisitions would substantially restrict the Board's ability to exercise its affirmative statutory duty to manage the business and affairs of the Company in a manner it reasonably believes to be in the best interests of the Company. We believe that, in coming to a similar conclusion, a Washington court would be substantially influenced by Delaware decisions, due to the following factors:

- Washington and Delaware, in similarly worded statutes, grant to directors the principal power and authority to manage the affairs of the corporation;

- Both states hold directors to similar standards of care in discharging their duties as directors, including the duty to act with care and in a manner the directors reasonably believe to be in the best interests of the corporation;

- In addressing the nondelegability of the directors' duty to manage the business and affairs of the corporation under DGCL Section 141(a), Delaware cases such as *Paramount*, *Maldonado* and *CA., Inc.* are entirely consistent with Washington statutes and existing Washington case law on the duties of directors, and would be a logical extension of Washington law interpreting its comparable statute.

In light of the fact that (1) the Board has a statutory affirmative duty to manage the Company and, as part of that duty, must act in good faith, with due care and in a manner the directors reasonably believe to be in the best interests of the Company and (2) the Board must often act quickly and decisively before shareholder approval could reasonably be obtained, the Board may have a duty, under certain circumstances, to consummate an acquisition transaction without the delay of seeking final shareholder approval.

Accordingly, in our opinion, a bylaw amendment that would require shareholder approval of any transaction by which the Company would acquire an operating business and for which the consideration paid by the Company would exceed $25 million could be vulnerable to challenge as disabling the Board from effectively exercising its statutory duties. We emphasize that there is no reported case in Washington directly addressing the ability of the board of directors to abdicate to shareholders its affirmative duty to manage the business and affairs of the company in the context of approving acquisition transactions by the company and there are relatively few cases addressing the duties of a board of directors generally. The opinion we express above is an expression of our opinion only, not a guarantee or warranty of the outcome of any contested litigation.

D. Exclusions

D-1 For purposes of expressing the opinion set forth herein, we have examined the laws of the State of Washington and the laws of the State of Delaware. We express no opinion as to the effect or applicability of any of the laws, rules or regulations of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations.

D-2 This opinion letter is rendered only to you and is solely for your benefit. This opinion letter may not be used or relied upon for any other purpose or by any other person, other than the Securities and Exchange Commission, without our prior written consent.

Very truly yours,



EXHIBIT B

TO

JANUARY 13, 2009 LETTER

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com


CASH FLOW
RESEARCH

GAMCO Asset Management Inc.

December 30, 2008

Via Email and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: ***Fisher Communications, Inc. 2009 Shareholder Proposal***

Dear Sir or Madam:

This letter is written on behalf of GAMCO Asset Management Inc. ("GAMCO"), the beneficial owner of approximately 14.9% of the outstanding shares Fisher Communications, Inc. (the "Company"). GAMCO is responding to the "no-action" request letter from counsel for the Company to the Commission, dated December 23, 2008, notifying the Commission of the Company's intent to exclude GAMCO's shareholder proposal (the "Proposal") from the Company's 2009 Proxy Statement. As set forth below, GAMCO submitted a proper and timely shareholder proposal, and the Company's efforts to exclude the Proposal amount to an improper and inequitable abuse of the proxy rules, and Rule 14a-8(i) in particular.

As reflected in GAMCO's Schedule 13D and amendments thereto filed with the Commission, GAMCO is a substantial and long-term beneficial owner of the Company's common stock. The Company objects to the Proposal on the grounds that (i) it is improper under state law; and (ii) it relates to the Company's ordinary business operations. However, neither of these arguments is supported either by the Washington State law or SEC precedent.[1]

The Company first argues that the Proposal is not a proper subject for action by shareholders because it would cause the Company to violate state law. However, the only state law referenced by the Company is the standard corporate law provision of the Washington Business Corporation Act that provides that "the business and affairs of the corporation [are] managed under the direction of, its board of directors, subject to any

[1] It is noteworthy that when GAMCO submitted the identical shareholder proposal to the Company last year, the Company offered a procedural objection (that the proposal was submitted one day late), but did not object to the substance of the proposal.

limitation set forth in the articles of incorporation." The Company thereupon merely asserts, without citation to any legal authority, that the Proposal, which simply seeks shareholder approval of certain acquisitions, would violate this provision.

Significantly, the opinion of counsel obtained by the Company acknowledges that this issue has never been addressed by the Washington courts (Opinion of Counsel, p. 2). The opinion, prepared by the same law firm that submitted the Company's opposition to the Proposal, merely concludes that the Proposal "could be vulnerable to challenge . . . ." (Opinion of Counsel, p. 2; emphasis added). This is hardly a definitive statement that the Proposal, in fact, would cause the Company to violate state law. If the Company's own counsel is not prepared to conclude that the Proposal would violate Washington state law, GAMCO does not believe that the Staff should reach such conclusion.

In the only Staff decisions referenced by the Company that involved proposals similar to GAMCO's, the Staff refused to exclude the proposals. In *Wellman, Inc.* (March 6, 1991), the proposal sought shareholder approval for any merger, acquisition or sale of assets with a value in excess of $100 million. *Wellman* argued, as the Company does here, that the proposal was not a proper subject for shareholder action because it would restrict the discretion granted the board under Delaware law to manage the business and affairs of the company. In declining to exclude the proposal, the Staff found that Delaware law permits the requirement of shareholder approval of mergers, because such a requirement may be included in a company's Articles of Incorporation. The Staff therefore permitted the proposal, recast to provide that the company's Articles of Incorporation, rather than Bylaws, be amended to provide for shareholder approval of the corporate transactions. In the other decision referenced by the Company involving a proposal providing for shareholder approval of mergers and acquisitions (*Bell Atlantic Corporation;* January 14, 1992, reconsidered and affirmed, February 25, 1992), the Staff applied the same reasoning in again permitting the proposal.

The Washington Business Corporation Act, WBCA 23B.11.030, provides for shareholder approval of mergers and share exchanges. Moreover, similar to Delaware, the Washington statute provides that a company's Articles of Incorporation may prescribe shareholder voting requirements for mergers and share exchanges beyond those set forth by statute. See WBCA 23B.11.030(5) and (6). Therefore, as the Staff concluded in *Wellman* and *Bell Atlantic*, it should conclude here that the Proposal is a proper subject for shareholder action, and would not cause the Company to violate state law.

Consistent with the Staff's determinations in *Wellman* and *Bell Atlantic*, GAMCO is prepared to revise its Proposal to request that the board of directors of the Company take the steps necessary to amend the Articles of Incorporation (rather than the Bylaws), to incorporate shareholder approval of transactions in excess of $25 million.

The other Staff no-action determinations referred to by the Company involved significantly different proposals than GAMCO's Proposal. The proposal in the *Sears, Roebuck & Co.* matter, for example, which required the board to "mandate the divestiture by the company of all unprofitable operating units," and "prohibit the company from making further acquisitions which would not decidedly enhance shareholder equity" clearly is more intrusive of the board's discretion than is GAMCO's Proposal. Similarly, the proposal in the *General Motors Corp.* matter which sought to require the board to make long-range plans to re-deploy assets to more profitable lines of business, is more intrusive of the board's proper function than is GAMCO's Proposal, which simply requires that shareholders be permitted to vote on major acquisitions of operating businesses.

The Company's remaining argument, that the Proposal may be excluded because it relates to the conduct of the Company's ordinary business operations, also is unsupported. Washington law recognizes that such merger and acquisition transactions are proper subjects of shareholder voting. See WBCA 23B.11.030. In both *Wellman* and *Bell Atlantic*, the Staff concluded that similar proposals could not be excluded on this basis, finding in *Wellman*, that "a requirement for shareholder approval of certain extraordinary corporate transactions which are economically significant involves a matter that goes beyond the conduct of the Company's ordinary business operations." In *Bell Atlantic*, the Staff concluded that "the proposal is directed at the prerogative of security holders to vote on merger transactions – which is recognized as a proper subject for shareholder action under state law.[2]

Finally, although the Company references the Commission's 1998 Release, Amendments to Rules on Shareholder Proposals, 34-40018 (the "Release"), regarding the scope of ordinary business matters, it fails to quote key language from the Release. The Release provides examples of ordinary business matters that would not be subject to direct shareholder oversight. "Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." (Release, p. 6). Clearly, acquisition transactions involving in excess of $25 million are fundamentally different in character from these examples of ordinary business activities.

The Company also asserts, without basis or explanation, that the Proposal is an effort to "micro-manage" the Company. The Company goes so far as to argue that

---

[2] The Staff's references in *Wellman* and *Bell Atlantic* were to Delaware law. In the Opinion of Counsel, counsel for the Company noted that courts in Washington would look to Washington law, and then Delaware law, to decide this issue (Opinion of Counsel, p. 4).

submitting a proposed acquisition transaction to shareholders would require disclosure of information too complex and confidential for shareholder review. However, Washington law already requires shareholder approval of plans of merger and share exchange in many instances. WBCA 23B.11.030. The Company does not explain why acquisitions involving in excess of $25 million would be any more complex or difficult for shareholders to consider than the mergers contemplated in the statute.

The Proposal is a proper subject for shareholder vote, as the Staff has found in other, similar instances. The Proposal also concerns matters well beyond ordinary business activities as that concept has been delineated by the Commission. For these reasons, we respectfully request that the Staff deny the Company's no-action request to exclude the Proposal.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, GAMCO hereby files six copies of this letter via email and overnight delivery, and simultaneously is forwarding, via email and overnight delivery, a copy of this letter to the Company.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

Cc: Andrew Bor, Esq. (via email and Overnight Delivery)
Christopher J. Bellavia (via email and Overnight Delivery)

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com


CASH FLOW
RESEARCH

GAMCO Asset Management Inc.

December 30, 2008

Via Email and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: *Fisher Communications, Inc. 2009 Shareholder Proposal*

Dear Sir or Madam:

This letter is written on behalf of GAMCO Asset Management Inc. ("GAMCO"), the beneficial owner of approximately 14.9% of the outstanding shares Fisher Communications, Inc. (the "Company"). GAMCO is responding to the "no-action" request letter from counsel for the Company to the Commission, dated December 23, 2008, notifying the Commission of the Company's intent to exclude GAMCO's shareholder proposal (the "Proposal") from the Company's 2009 Proxy Statement. As set forth below, GAMCO submitted a proper and timely shareholder proposal, and the Company's efforts to exclude the Proposal amount to an improper and inequitable abuse of the proxy rules, and Rule 14a-8(i) in particular.

As reflected in GAMCO's Schedule 13D and amendments thereto filed with the Commission, GAMCO is a substantial and long-term beneficial owner of the Company's common stock. The Company objects to the Proposal on the grounds that (i) it is improper under state law; and (ii) it relates to the Company's ordinary business operations. However, neither of these arguments is supported either by the Washington State law or SEC precedent.[1]

The Company first argues that the Proposal is not a proper subject for action by shareholders because it would cause the Company to violate state law. However, the only state law referenced by the Company is the standard corporate law provision of the Washington Business Corporation Act that provides that "the business and affairs of the corporation [are] managed under the direction of, its board of directors, subject to any

[1] It is noteworthy that when GAMCO submitted the identical shareholder proposal to the Company last year, the Company offered a procedural objection (that the proposal was submitted one day late), but did not object to the substance of the proposal.

limitation set forth in the articles of incorporation." The Company thereupon merely asserts, without citation to any legal authority, that the Proposal, which simply seeks shareholder approval of certain acquisitions, would violate this provision.

Significantly, the opinion of counsel obtained by the Company acknowledges that this issue has never been addressed by the Washington courts (Opinion of Counsel, p. 2). The opinion, prepared by the same law firm that submitted the Company's opposition to the Proposal, merely concludes that the Proposal "<u>could be vulnerable</u> to challenge . . . ." (Opinion of Counsel, p. 2; emphasis added). This is hardly a definitive statement that the Proposal, in fact, would cause the Company to violate state law. If the Company's own counsel is not prepared to conclude that the Proposal would violate Washington state law, GAMCO does not believe that the Staff should reach such conclusion.

In the only Staff decisions referenced by the Company that involved proposals similar to GAMCO's, the Staff refused to exclude the proposals. In *Wellman, Inc.* (March 6, 1991), the proposal sought shareholder approval for any merger, acquisition or sale of assets with a value in excess of $100 million. *Wellman* argued, as the Company does here, that the proposal was not a proper subject for shareholder action because it would restrict the discretion granted the board under Delaware law to manage the business and affairs of the company. In declining to exclude the proposal, the Staff found that Delaware law permits the requirement of shareholder approval of mergers, because such a requirement may be included in a company's Articles of Incorporation. The Staff therefore permitted the proposal, recast to provide that the company's Articles of Incorporation, rather than Bylaws, be amended to provide for shareholder approval of the corporate transactions. In the other decision referenced by the Company involving a proposal providing for shareholder approval of mergers and acquisitions (*Bell Atlantic Corporation*, January 14, 1992, reconsidered and affirmed, February 25, 1992), the Staff applied the same reasoning in again permitting the proposal.

The Washington Business Corporation Act, WBCA 23B.11.030, provides for shareholder approval of mergers and share exchanges. Moreover, similar to Delaware, the Washington statute provides that a company's Articles of Incorporation may prescribe shareholder voting requirements for mergers and share exchanges beyond those set forth by statute. <u>See</u> WBCA 23B.11.030(5) and (6). Therefore, as the Staff concluded in *Wellman* and *Bell Atlantic*, it should conclude here that the Proposal is a proper subject for shareholder action, and would not cause the Company to violate state law.

Consistent with the Staff's determinations in *Wellman* and *Bell Atlantic*, GAMCO is prepared to revise its Proposal to request that the board of directors of the Company take the steps necessary to amend the Articles of Incorporation (rather than the Bylaws), to incorporate shareholder approval of transactions in excess of $25 million.

The other Staff no-action determinations referred to by the Company involved significantly different proposals than GAMCO's Proposal. The proposal in the *Sears, Roebuck & Co.* matter, for example, which required the board to "mandate the divestiture by the company of all unprofitable operating units," and "prohibit the company from making further acquisitions which would not decidedly enhance shareholder equity" clearly is more intrusive of the board's discretion than is GAMCO's Proposal. Similarly, the proposal in the *General Motors Corp.* matter which sought to require the board to make long-range plans to re-deploy assets to more profitable lines of business, is more intrusive of the board's proper function than is GAMCO's Proposal, which simply requires that shareholders be permitted to vote on major acquisitions of operating businesses.

The Company's remaining argument, that the Proposal may be excluded because it relates to the conduct of the Company's ordinary business operations, also is unsupported. Washington law recognizes that such merger and acquisition transactions are proper subjects of shareholder voting. See WBCA 23B.11.030. In both *Wellman* and *Bell Atlantic*, the Staff concluded that similar proposals could not be excluded on this basis, finding in *Wellman*, that "a requirement for shareholder approval of certain extraordinary corporate transactions which are economically significant involves a matter that goes beyond the conduct of the Company's ordinary business operations." In *Bell Atlantic*, the Staff concluded that "the proposal is directed at the prerogative of security holders to vote on merger transactions – which is recognized as a proper subject for shareholder action under state law.[2]

Finally, although the Company references the Commission's 1998 Release, Amendments to Rules on Shareholder Proposals, 34-40018 (the "Release"), regarding the scope of ordinary business matters, it fails to quote key language from the Release. The Release provides examples of ordinary business matters that would not be subject to direct shareholder oversight. "Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." (Release, p. 6). Clearly, acquisition transactions involving in excess of $25 million are fundamentally different in character from these examples of ordinary business activities.

The Company also asserts, without basis or explanation, that the Proposal is an effort to "micro-manage" the Company. The Company goes so far as to argue that

---

[2] The Staff's references in *Wellman* and *Bell Atlantic* were to Delaware law. In the Opinion of Counsel, counsel for the Company noted that courts in Washington would look to Washington law, and then Delaware law, to decide this issue (Opinion of Counsel, p. 4).

submitting a proposed acquisition transaction to shareholders would require disclosure of information too complex and confidential for shareholder review. However, Washington law already requires shareholder approval of plans of merger and share exchange in many instances. WBCA 23B.11.030. The Company does not explain why acquisitions involving in excess of $25 million would be any more complex or difficult for shareholders to consider than the mergers contemplated in the statute.

The Proposal is a proper subject for shareholder vote, as the Staff has found in other, similar instances. The Proposal also concerns matters well beyond ordinary business activities as that concept has been delineated by the Commission. For these reasons, we respectfully request that the Staff deny the Company's no-action request to exclude the Proposal.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, GAMCO hereby files six copies of this letter via email and overnight delivery, and simultaneously is forwarding, via email and overnight delivery, a copy of this letter to the Company.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

Cc: Andrew Bor, Esq. (via email and Overnight Delivery)
Christopher J. Bellavia (via email and Overnight Delivery)



Andrew Bor
PHONE: (206) 359-8577
FAX: (206) 359-9577
EMAIL: abor@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 23, 2008

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Concerning Shareholder Approval of Company Acquisitions Submitted by GAMCO Asset Management Inc. for Inclusion in the Fisher Communications Inc. 2009 Proxy Statement

Dear Sir or Madam:

We are counsel to Fisher Communications Inc., a Washington corporation ("***Company***"). On November 22, 2008, the Company received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from GAMCO Asset Management Inc. (the "***Proponent***" or "***GAMCO***"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2009 Annual Meeting of Shareholders (the "***2009 Proxy Statement***"). The Proposal is attached to this letter as ***Exhibit A***.

The purpose of this letter is to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude the Proposal from the 2009 Proxy Statement and form of proxy (the "***2009 Proxy Materials***"). On behalf of the Company, we hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company excludes the Proposal from the 2009 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, this letter and its attachments are being emailed to shareholderproposals@sec.gov. The Proponent is being copied on such email. Also, in accordance with Rule 14a-8(j), we are simultaneously forwarding a copy of this letter and all of its attachments via overnight courier to the Proponent as notice of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company presently intends to file the definitive 2009 Proxy Materials on or about March 23, 2009, or as soon as possible thereafter. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company will file the definitive 2009 Proxy Materials with the Commission.

Please fax any response by the Staff to this letter to my attention at (206) 359-9577 and to the attention of Mr. Peter D. Goldstein, Director of Regulatory Affairs of the Proponent, at (914) 921-5384.

The Proposal

The Proposal relates to the amendment of the Company's bylaws to require shareholder approval of certain transactions by the Company. The Proposal states, in relevant part:

> *RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.*

Analysis of Bases for Exclusion

The Proposal May Be Omitted Under Rule 14a-8(i)(1) and (2) Because It Would Cause the Company to Violate State Law and Is Therefore Not a Proper Subject for Action by Shareholders

The Proposal, if adopted by the Company's shareholders, would be invalid under Washington Business Corporation Act ("***WBCA***") 23B.08.010(2) because it improperly abdicates to shareholders the duties of the Company's Board of Directors (the "***Board of Directors***") to manage the business and affairs of the Company. Accordingly, the Proposal violates applicable law and is not a proper subject for action by the Company's shareholders. For the following reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(1) and (2).

Rule 14a-8(i)(1) permits exclusion where a shareholder proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(2) permits exclusion where a shareholder proposal would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." As a Washington corporation, the Company is subject to the Washington Business Corporation Act. WBCA 23B.08.010(2) states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Under WBCA 23B.08.300(1)(c), in carrying out his or her vested powers and responsibilities, a director of a Washington corporation has a duty to act "[i]n a manner the director reasonably believes to be in the best interests of the corporation." The Proposal, if passed, would require shareholder approval of any transaction by which the Company would acquire an operating business for consideration in excess of $25 million. This shareholder approval requirement would severely limit or even prevent the Board of Directors from exercising its full managerial powers established under WBCA 23B.08.010(2) and from fully discharging its duty to act in a manner it believes to be in the best interests of the Company, as required by WBCA 23B.08.300(1)(c). Acting in the best interests of the Company, the Board of Directors periodically considers transactions with a variety of persons and entities. The Proposal, if passed, could severely limit or prevent the Board of Directors from fully discharging its duty to manage the business affairs of the Company and act in a manner it believes to be in the best interests of the Company. Three examples of ways in which the Board of Directors would be prevented from fulfilling these duties include:

- The number of persons and entities willing to enter into negotiations for an acquisition transaction with the Company may be reduced or the terms of any potential deal may be changed to the Company's disadvantage. Prospective sellers will be reluctant to negotiate with the Company if any "final" deal reached with the Board of Directors is merely tentative, and will require further approval by shareholders. Some prospective sellers, particularly those in fragile financial positions, may be concerned that any announced deal will highlight their poor financial situation and put them in a weak negotiating position with other potential buyers if the deal does not pass subsequent approval by the Company's shareholders. As a result, some sellers may either refuse to negotiate with the Company if they cannot obtain assurance as to the final approval of the deal reached with the Company, or require the Company to bid materially higher for an acquisition to compensate the seller for the risk of having shareholders reject the acquisition.

- The swiftness with which the Board of Directors can act on a potential acquisition or transaction will be limited. It is not unusual for a board of directors to be presented with a limited-time acquisition opportunity or an acquisition at a limited-time price. Similarly, buyers often bid against other companies on a particular acquisition and must quickly make binding decisions about price or risk losing a potentially profitable deal. By requiring the Board of Directors to seek shareholder approval before making binding commitments on transactions, the Board of Directors may be forced to either forgo transactions that its duty to act in the best interest of the Company would require it to pursue, or compensate the seller in some way for the added delay.

- Important decisions about strategic investments will rest in the hands of those who have no duty to be informed. WBCA § 23B.08.300(1)(b) requires that directors act "[w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances." In practice, this requires the Board of Directors to be informed about—and involved in—the financial affairs of the Company. Shareholders, however, would have no parallel duty to inform themselves about the affairs of the Company before voting on a proposed acquisition. By giving shareholders the ability to approve or reject an acquisition transaction, the Board of Directors would be abdicating its affirmative duty to manage the business of the Company and potentially violating its duty of care by putting important decisions in the hands of those who do not necessarily have all the information needed to make decisions about what is best for the Company.

Because the Proposal would unlawfully abdicate to shareholders the duties of the Board of Directors to manage the affairs of the Company, the proposed bylaw is impermissible under Washington law and, consequently, not a proper subject for action by shareholders. *See* Legal Opinion of Perkins Coie LLP, at ***Exhibit B***.

The Proposal May Be Omitted Under Rule 14a-8(i)(7) as Relating to the Conduct of the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) provides a basis for the exclusion of proposals that deal "with a matter relating to the company's ordinary business operations." In its 1998 Release, Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission describes the policy underlying the ordinary business exclusion of Rule 14a-8(i)(7) as resting on two central considerations. The first relates to the subject matter of the proposal, and the Commission specifically states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration noted by the Commission "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The Commission further noted that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." *Id.*

The Company believes that the Proposal may be omitted from the 2009 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7) because the Proposal deals with matters that go to the heart of the ordinary business operations of a corporation (acquisition and investment decisions) and because there are no significant social and corporate policy issues raised by the Proposal that would warrant shareholder approval.

Exclusion of the Proposal under Rule 14a-8(i)(7) is consistent with the policy considerations expressed by the Commission in the 1998 Release because acquisition transactions are often very complex matters on which shareholders, as a group, would not be in a position to make an informed judgment. A company's management and board of directors conduct extensive due diligence and research of a potential target company when contemplating an acquisition. Much of the information used in the analysis of whether a proposed acquisition transaction would be in the best interests of the acquiring company is financial or operational information about the potential target company that is subject to confidentiality agreements between the parties. If required to submit a proposed acquisition transaction to shareholders for approval, the Company would not be able to fully disclose to shareholders the information and analysis used by the Company in recommending approval of the transaction. Accordingly, shareholders would be asked to vote on a complex acquisition transaction by the Company without being in a position to make an informed judgment about the merits of the transaction.

Moreover, the power to make decisions about the way in which a company invests its resources (e.g., through acquisition of—or transactions with—other companies) is fundamental to the operations of any corporation. The Staff has previously found that proposals relating to investment strategies are within the conduct of a company's ordinary business operations and are therefore excludable. *See Gen. Dynamics Corp.* (Mar. 23, 2000) (proposal requesting that the company obtain precious metals without relinquishing its current cash and mineral resources); *Sempra Energy* (Feb. 7, 2000) (proposal seeking to mandate utility investments); *California Real Estate Inv. Trust* (July 6, 1988) (proposal that dictated the strategy for acquiring real estate). Additionally, the Staff has found that proposals that seek to limit the discretion of boards of directors in making acquisitions can be excluded. *See Gen. Motors Corp.* (Mar. 31, 1988) (proposal to require the board to re-deploy assets); *Sears Roebuck & Co.* (Mar. 10, 1987) (proposal that limited acquisitions to those that would "decidedly enhance shareholder equity"). Similarly, the Proposal is excludable because it seeks to effectively control investment decisions that are within the conduct of the Company's ordinary business operations properly under the purview of the Board of Directors.

Additionally, the fact that the Proposal is in the form of a bylaw amendment should not change the analysis under Rule 14a-8(i)(7). The Staff has rejected the claim that using a bylaw amendment transforms an ordinary business matter into a proper shareholder business matter. *See Shiva Corp.* (Mar. 10, 1998; May 1, 1998) (proposal for a bylaw amendment restricting repricing of outstanding stock options without approval of shareholders). Moreover, the Staff has, on multiple occasions, allowed the exclusion of shareholder proposals under Rule 14a-8(i)(7) despite the fact that the proposal took the form of a bylaw amendment. *See LTV Corp.* (Nov. 26, 1998) (proposal for a bylaw amendment requiring the company to disclose certain information about the company's auditors in the company's financial statement footnotes); *Walt Disney Co.* (Nov. 4, 1997) (proposal for a bylaw amendment restricting the company's affiliation with movies not rated G or PG-13).

The Company is aware that the Staff has taken contrary positions with respect to similar proposals submitted to *Wellman, Inc.* (Mar. 6, 1991) and to *Bell Atlantic Corp.* (Jan. 14, 1992, reconsidered on February 25, 1992). However, the Company respectfully submits that the Staff reconsider its position in *Wellman* and *Bell Atlantic* and apply the ordinary business exclusion in the context of acquisition transactions in a manner that is more consistent with the policies underlying the ordinary business exclusion cited in the 1998 Release and in a manner consistent with the Staff's more recent decisions on proposals relating to a company's investment strategies, both as set forth above.

* * * * *

For the foregoing reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials and requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the 2009 Proxy Materials.

Should you have any questions regarding any aspect of this matter or require any additional information, please call me at 206-359-8577

Very truly yours,



Andrew Bor

Enclosures

cc: Peter D. Goldstein, GAMCO Asset Management Inc.
Christopher J. Bellavia, Fisher Communications, Inc.

EXHIBIT A

One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com


CASH FLOW
RESEARCH

GAMCO Asset Management Inc.

November 20, 2008

NOV 2 2 2008

Via Overnight Delivery and
First Class Mail

S. Mae Fujita Numata
Senior Vice President, Chief Financial Officer and Corporate Secretary
Fisher Communications, Inc.
100 4th Avenue North
Suite 510
Seattle, WA 98109

Re: *Shareholder Proposal*

Dear Ms. Numata:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO") a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Fisher Communications, Inc. ("Fisher") include the proposal in its proxy statement for the 2009 annual meeting. GAMCO is proposing that shareholders be asked to vote on a resolution that the By-Laws of Fisher be amended to provide that any decision by Fisher to engage in a transaction, either through acquisition of assets, stock or otherwise, by which Fisher would acquire an operating business, and for which the consideration paid by Fisher would exceed $25 million, requires a majority vote of the shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of Fisher's shareholders.

Currently, GAMCO beneficially owns approximately 1,320,749 shares of Fisher common stock. GAMCO has continuously held at least $2,000 in market value or 1% of the outstanding common stock of Fisher entitled to vote on this proposal at the meeting for at least one year as of the date hereof. Attached as Exhibit A are Amendments 17 through 26 to the Schedule 13D filed on behalf of GAMCO. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock of Fisher since prior to November 20, 2007. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov. Moreover, copies have been provided to you when these filings have been made by GAMCO.

I have enclosed an affidavit on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding common stock from prior to November 20, 2007 to the present. It also attests that GAMCO intends to continue beneficial ownership of such securities through the date on which Fisher holds its 2009 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

SUPPORTING STATEMENT

It has been our belief for a number of years, and it continues to be our belief, that the Company's stock is worth substantially more than its market price. Based on our internal analysis, we believe that the private market value of the Company's properties is substantially higher than the current market price, and that the shareholders should be receiving much more value than they have been receiving.

Management's actions to date have not narrowed the gap between the private value of the Company and its public market price. Instead, untimely and costly acquisitions have diluted earnings and seriously limited the Company's financial flexibility. We believe that these often complex deals leverage the balance sheet, while diluting shareholder value.

By so voting to amend the Company's By-Laws, the shareholders can ensure that, in the future, decisions about whether to make acquisitions, which may dilute shareholder value, will require the vote of a majority of the Company's shareholders. We urge you to vote to amend the Company's By-Laws to provide that any decision by the Company to acquire an operating business where the consideration paid by the Company exceeds $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Affidavit of Douglas R. Jamieson

STATE OF NEW YORK	)	
	) ss.:	
COUNTY OF WESTCHESTER	)	

Douglas R. Jamieson, being duly sworn, deposes and says:

1. I am President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Fisher Communications, Inc. ("Fisher") for Fisher's 2009 annual meeting.

2. GAMCO is an SEC-registered investment adviser and has been the beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Fisher throughout the period since prior to November 20, 2007, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Fisher's 2009 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



Douglas R. Jamieson

Sworn to before me this
20th day of November 2008.



Notary Public


GEORGE MALDONADO
Notary Public - State of New York
Qualified in Westchester County
My Commission Expires 5/21/2011

EXHIBIT B



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

December 23, 2008

Board of Directors
Fisher Communications, Inc.
100 4th Avenue North
Seattle, WA 98109

Re: Proposal to Require Shareholder Approval for Acquisitions Over $25 Million

Ladies and Gentlemen:

We have acted as counsel to Fisher Communications, Inc., a Washington corporation (the "Company"), in connection with a shareholder proposal (the "Proposal") that has been presented for consideration at the Company's 2009 Annual Meeting of Shareholders. We are rendering this opinion letter at your request as to certain matters of Washington law relating to the Proposal.

The Proposal provides, in relevant part:

> RESOLVED: That the By-Laws of Fisher Communications, Inc. (the "Company") be amended to provide that any decision by the Company to engage in a transaction, either through acquisition of assets, stock or otherwise, by which the Company would acquire an operating business, and for which the consideration paid by the Company would exceed $25 million, requires a majority vote of the Company's shareholders, and that, the amended by-law thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

A. Documents and Matters Examined

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, records, certificates and statements of government officials, corporate officers, and other representatives of the persons referred to therein, and such other instruments as we have deemed relevant or necessary as the basis for the opinions herein expressed, including the following:

A-1 The Company's Articles of Incorporation, as amended through March 8, 2001;

A-2 The Company's Bylaws, as amended through April 26, 2007; and

A-3 The Proposal.

B. Assumptions

For purposes of this opinion letter, we have relied, without investigation, upon the following assumptions:

B-1 Each document submitted to us for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document are genuine.

B-2 Each document submitted to us for review has not been and will not be altered or amended in any respect material to our opinions as expressed herein.

B-3 All statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the law examined by us, are generally available (i.e., in terms of access and distribution following publication or other release) to lawyers practicing in such jurisdiction, and are in a format that makes legal research reasonably feasible.

B-4 The constitutionality or validity of the relevant statute, rule, regulation or agency action is not in issue unless a reported decision in the opining jurisdiction has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity.

C. Opinion

You requested our opinion as to whether implementation of the Proposal would violate Washington law. Based upon the foregoing examinations and assumptions and subject to the exclusions stated below, we are of the opinion that implementation of the Proposal could be vulnerable to challenge for disabling the Company's Board of Directors (the "Board") from effectively exercising its statutory duties.

Discussion

No Washington court has examined the ability of the board of directors of a Washington corporation to abdicate to shareholders its affirmative duty to manage the business and affairs of the corporation specifically in the context of approving acquisition transactions by the corporation. In our view, a Washington court, examining the question as a matter of first impression, would look first to Washington statutes and case law that define the role, responsibilities and duties of directors, and then to case law in other Model Act states and in Delaware that interpret language similar to the relevant Washington statutes. In such an inquiry, we believe that a Washington court would be strongly influenced by the decisions of Delaware courts (which are consistent with Washington case law on the role of directors generally).

1. Washington Law

Washington statutes and case law vest broad power and authority in the board of directors of a business corporation. Pursuant to RCW 23B.08.010(2), "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." Washington case law also describes a clear separation between the role of the board of directors and that of the shareholders, establishing the principle that the power of shareholders to influence corporate affairs resides primarily in their ability to elect directors. In *Tretheway v. Green River Gorge, Inc.*, 136 P.2d 999, 1010-11 (Wash. 1943), the Washington Supreme Court noted that "[t]he power of management of the corporate affairs . . . is vested primarily in the board of directors and not in the stockholders" and that "[a]lthough a majority stockholder has the ultimate power to dictate the business policy of a corporation and to control its business affairs, he can exercise the power only through his ability to elect directors who will carry out his wishes and instructions." Consistent with RCW 23B.08.010(2), Article 3.1 of the Company's Bylaws states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board."

In exercising this broad, statutorily granted authority—with respect to decisions on acquisition transactions or otherwise—directors of a Washington corporation must comply with their duties as directors. RCW 23B.08.300(1) provides that directors are required to discharge their duties according to the following basic standards: "(a) [i]n good faith; (b) [w]ith the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) [i]n a manner the director reasonably believes to be in the best interests of the corporation."

Although there is no case law in Washington directly addressing the ability of the board of directors of a Washington corporation to abdicate to shareholders its affirmative duty under RCW 23B.08.010(2) to manage the business and affairs of the company in the context of approving acquisition transactions by the company, we believe that the broad authority of the board of directors set forth in RCW 23B.08.010(2) and the Washington case law separating the role of the board of directors and the role of shareholders, stand as strong statements that the board of directors of a Washington corporation, not the shareholders, has the primary authority and responsibility to manage the affairs of the company, including approving acquisition transactions that the board of directors believes are in the best interests of the company.

2. Other Model Act States and Delaware

In addition to the Washington statutes and cases discussed above, a Washington court asked to rule on the ability of a board of directors to abdicate its affirmative duty to manage the business and affairs of the company in the context of approving acquisition transactions is likely to look to precedent in other Model Act states and in Delaware. *See, e.g., Scott v. Trans-System, Inc.*, 64 P.3d 1 (Wash. 2003) (looking to Model Act comments as well as decisions in New York and Oregon for guidance in defining "oppressive" under RCW 23B.14.300, dealing with judicial dissolution of a corporation due to the actions of directors); *McCormick v. Dunn & Black, P.S.*, 167 P.3d 610 (Wash. Ct. App. 2007) (looking to decisions in Florida and Arizona in interpreting the duty to redeem shares of a terminated corporate employee); *Noble v. Lubrin*, 60 P.3d 1224 (Wash. Ct. App. 2003) (looking to decisions in Delaware for guidance in interpreting corporate opportunity doctrine); *Matthew G. Norton Co. v. Smyth*, 51 P.3d 159 (Wash. Ct. App. 2002) (looking to official comments to RCW as well as decisions in Delaware, Georgia, Illinois, Kentucky, New Jersey and Ohio for guidance in defining "fair value" under RCW Section 23B.13.300); *Robblee v. Robblee*, 841 P.2d 1289 (Wash. Ct. App. 1992) (looking to decisions in Oregon, Maine, Minnesota, California and Delaware for guidance in interpreting "value" under RCW Section 23B.13.020). Accordingly, we have examined the law in other states that have adopted statutes similar to RCW 23B.08.010(2), which defines the role of directors. Delaware has, by far, the largest and most comprehensive body of law regarding this issue. As a result, we believe that a Washington court would likely be significantly influenced by the reasoning in the relevant Delaware cases discussed below.

Section 141(a) of the Delaware General Corporation Law ("DGCL") uses language similar to that of RCW 23B.08.010(2) in describing the role of directors: "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Delaware courts have consistently held that neither the affirmative duty to manage the business and affairs of a corporation imposed by DGCL Section 141(a) nor the duties of directors to act in the best interest of the corporation and its stockholders may be delegated to others or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. *See, e.g., Grimes v. Donald*, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); *Paramount Commc'ns Inc. v. QVC Network Inc.*, 637 A.2d 34, 51 (Del. 1994) (holding that a contract that "purports to require [a] board to act or not act in such a fashion as to limit the exercise of fiduciary duties . . . is invalid and unenforceable"); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291-92 (Del. 1988) (holding that the "delayed redemption provision" in a poison pill rights plan would "impermissibly deprive any newly elected board of . . . its statutory authority to manage the corporation under 8 *Del. C.* § 141(a)" and "restricts the board's power in an area of fundamental importance to the shareholders—negotiating a possible sale of the corporation"); *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980), *rev'd on other grounds sub nom. Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981) (holding that "the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation" and that "[t]he directors, not the stockholders, are the managers of the business affairs of the corporation"). Delaware courts also have ruled that directors may not delegate their duties specifically to shareholders. *See, e.g., Paramount Commc'ns, Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989) ("The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.").

As described in *Norte & Co. v. Manor Healthcare Corp.*, C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted), the rationale for this policy is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Very recently, the Delaware Supreme Court reaffirmed this delegation principle in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). AFSCME sought to include a shareholder proposal in CA, Inc.'s proxy materials that would have required the directors to reimburse expenses for contested director elections. The court, responding to a certification from the Securities and Exchange Commission, held that the proposed bylaw amendment would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate. That this limitation would be imposed by a majority vote of the shareholders rather than by the directors themselves, does not, in our view, legally matter." *Id.* at 239. The court emphasized that even though the proposal gave CA, Inc.'s directors discretion to determine what amount of reimbursement would be reasonable, the bylaw was still invalid because it "contains no language or provision that would reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." *Id.* at 240. In other words, the power to decide whether or not to reimburse expenses cannot be delegated under DGCL Section 141(a) even though that delegation may be approved by the shareholders and even though the amendment may not remove all discretion from the board of directors.

3. Conclusion

In our view, a Washington court should conclude that the failure to preserve in the Board the full managerial power to exercise its collective best judgment on behalf of the shareholders by abdicating to shareholders final decisions as to potential company acquisition transactions is inconsistent with Washington law. A bylaw amendment that requires shareholder approval for certain acquisitions would substantially restrict the Board's ability to exercise its affirmative statutory duty to manage the business and affairs of the Company in a manner it reasonably believes to be in the best interests of the Company. We believe that, in coming to a similar conclusion, a Washington court would be substantially influenced by Delaware decisions, due to the following factors:

- Washington and Delaware, in similarly worded statutes, grant to directors the principal power and authority to manage the affairs of the corporation;
- Both states hold directors to similar standards of care in discharging their duties as directors, including the duty to act with care and in a manner the directors reasonably believe to be in the best interests of the corporation;
- In addressing the nondelegability of the directors' duty to manage the business and affairs of the corporation under DGCL Section 141(a), Delaware cases such as *Paramount*, *Maldonado* and *CA., Inc.* are entirely consistent with Washington statutes and existing Washington case law on the duties of directors, and would be a logical extension of Washington law interpreting its comparable statute.

In light of the fact that (1) the Board has a statutory affirmative duty to manage the Company and, as part of that duty, must act in good faith, with due care and in a manner the directors reasonably believe to be in the best interests of the Company and (2) the Board must often act quickly and decisively before shareholder approval could reasonably be obtained, the Board may have a duty, under certain circumstances, to consummate an acquisition transaction without the delay of seeking final shareholder approval.

Accordingly, in our opinion, a bylaw amendment that would require shareholder approval of any transaction by which the Company would acquire an operating business and for which the consideration paid by the Company would exceed $25 million could be vulnerable to challenge as disabling the Board from effectively exercising its statutory duties. We emphasize that there is no reported case in Washington directly addressing the ability of the board of directors to abdicate to shareholders its affirmative duty to manage the business and affairs of the company in the context of approving acquisition transactions by the company and there are relatively few cases addressing the duties of a board of directors generally. The opinion we express above is an expression of our opinion only, not a guarantee or warranty of the outcome of any contested litigation.

D. Exclusions

D-1 For purposes of expressing the opinion set forth herein, we have examined the laws of the State of Washington and the laws of the State of Delaware. We express no opinion as to the effect or applicability of any of the laws, rules or regulations of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations.

D-2 This opinion letter is rendered only to you and is solely for your benefit. This opinion letter may not be used or relied upon for any other purpose or by any other person, other than the Securities and Exchange Commission, without our prior written consent.

Very truly yours,

Perkins Coie LLP